Filed Pursuant to Rule 424(b)(3)

Registration No. 333-233709

KKR ASSET-BASED FINANCE FUND

(the “Fund”)

Supplement to the Prospectus (the “Prospectus”) dated December 17, 2025

Capitalized terms and certain other terms used in this Supplement, unless otherwise defined in this Supplement, have the meanings assigned to them in the Prospectus.

Effective immediately, the following replaces existing disclosure in the section of the Prospectus entitled “PURCHASE OF SHARES—Other Payments”

Bonus Share Program

The Fund intends to implement a bonus share program (the “Bonus Share Program”) pursuant to which eligible investors will receive additional Shares of the Fund (the “Bonus Shares”) at no additional cost in connection with their purchase of Shares. Such Bonus Shares will be purchased by the Adviser and/or its affiliates on behalf of (or transferred to) such eligible investors and will have the same rights as other Shares of the same Share class. Such purchases (or transfers) will be made from the assets of the Adviser and/or its affiliates (and not the Fund). Under the Bonus Share Program, existing Shareholders will receive Bonus Shares of an amount and as of a record date to be determined by the officers of the Fund in their discretion. In addition, commencing on or about April 1, 2026 (such date representing the commencement of the Bonus Shares Program), investors who purchase Shares of the Fund will also be eligible to receive Bonus Shares if such purchases are “Qualifying Purchases”. For purchases of Shares to be deemed Qualifying Purchases, they must be made prior to the earlier of (i) the date the Fund achieves $500 million in aggregate purchase orders for Shares following the commencement of the Bonus Share Program (the “Shares Threshold”) and (ii) the end of the six-month period following the commencement of the Bonus Share Program (such earlier date, the “Termination Date”). Bonus Shares will be purchased for (or transferred to) to eligible investors as of the first business day of the month after the Shares Threshold is reached (but no earlier than July 1, 2026), or on November 2, 2026 if the Fund does not reach the Shares Threshold within the six-month period following the commencement of the Bonus Share Program, at the Fund’s NAV as of such date. Bonus Shares purchased (or transferred) by the Adviser and/or its affiliates on behalf of eligible investors pursuant to the Bonus Share Program will be subject to a three-year claw-back period, during which the Adviser, in its sole discretion and subject to applicable law, may require the forfeiture or cancellation of some or all of an investor’s Bonus Shares under certain circumstances, including but not limited to repurchases, transfers, or other events specified by the Adviser. The Adviser may, in its sole discretion and at any time, modify the terms of the Bonus Share Program, including the Termination Date, or otherwise suspend or terminate the Bonus Share Program, subject to applicable law, and investors should not rely on the continued availability of Bonus Shares when making investment decisions.

The purchases (or transfers) by the Adviser and/or its affiliates of Bonus Shares may create an incentive for investors to invest additional amounts in the Fund. Because the Adviser’s management fee is based on a percentage of the average daily value of the Fund’s net assets, Shares purchased for investors by the Adviser and/or its affiliates will result in increased net revenues to the Adviser if the increase in fee income due to the increased asset base offsets the costs associated with contributing the proceeds to purchase these additional Shares. As with repurchases by other Shareholders, repurchase requests related to Bonus Shares could have a significant negative impact on the Fund, including on the Fund’s liquidity.

This Supplement should be retained for future reference.